March 21, 2019

Robert Finigan
Chief Executive Officer
XSport Global, Inc.
1800 Camden Road, #107-196
Charlotte, NC 28203

       Re: XSport Global, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed March 4, 2019
           File No.: 333-227972

Dear Mr. Finigan:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 filed March 4, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Financial Condition and Capital Resources, page 32

1. You state that "management believes its current cash on hand will not be sufficient for the next twelve months from the issuance of this registration statement." Please disclose the minimum number of months you will be able to conduct your planned operations with currently available capital resources if you do not raise additional capital. Additionally, please discuss the impact of the defaulted loans on your liquidity. Robert Finigan
XSport Global, Inc.
March 21, 2019
Page 2

       You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Folake Ayoola,
Special Counsel, at (202) 551-3673 with any questions.



                                                         Sincerely,

FirstName LastNameRobert Finigan                         Division of
Corporation Finance
                                                         Office of Information
Technologies
Comapany NameXSport Global, Inc.
                                                         and Services
March 21, 2019 Page 2
cc:       Peter Campitiello
FirstName LastName